UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 Commission File Number:  001-06807

FAMILY DOLLAR STORES, INC.
(Exact name of registrant as specified in its charter)

P.O. Box 1017
10401 Monroe Road, Charlotte, NC  28201
(704) 849-7492
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 5.00% Senior Notes due 2021

(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

          Approximate number of holders of record as of the certification or notice date:

5.00% Senior Notes due 2021	63

Pursuant to the requirements of the Securities Exchange Act of 1934, Family Dollar Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 2015	FAMILY DOLLAR STORES, INC.

	By:	/s/ William A. Old, Jr.
	Name:	William A. Old, Jr.
	Title:	Senior Vice President – General Counsel and Secretary